UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               GeneMedicine, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    368707105
                               ------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

--------------------------------------------------------------------------------
CUSIP NO.         368707105        13G          PAGE    2     OF   5    PAGES
                                                      ------     ------
--------------------------------------------------------------------------------



------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Abingworth Bioventures SICAV
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)[  ]

                                                               (b)[  ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Luxembourg
------------------------- ----- ------------------------------------------------
                           5    SOLE VOTING POWER
       NUMBER OF
                                1,192,144  shares
                          ----- ------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                - 0 -  shares
                          ----- ------------------------------------------------
          EACH             7    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 1,192,144  shares
                          ----- ------------------------------------------------
          WITH             8    SHARED DISPOSITIVE POWER

                                - 0 - shares
------- ------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,192,144  shares
------- ------------------------------------------------------------------------
 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[ ]

------- ------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        9.2%
------- ------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON *

        CO
------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 Pages





ITEM 1(A).        Name of Issuer:  GeneMedicine, Inc.

ITEM 1(B).        Address of Issuer's Principal Executive Offices:
                  8301 New Trails Drive, The Woodlands, Texas 77381

ITEM 2(A).        Name of Person Filing:  Abingworth Bioventures SICAV ("ABS")

ITEM 2(B).        Address of Principal  Business Office or, if None,  Residence:
                  The address of the principal business office of ABS is 231 Val des Bons Malades, L-2121 Luxembourg-Kirchberg.

ITEM 2(C). Citizenship: ABS is a corporation organized under the laws of Luxembourg.

ITEM 2(D).        Title of Class of Securities:  Common Stock, $.001 par value.

ITEM 2(E).        CUSIP Number:  368707105

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  (a) [  ]    Broker or Dealer  registered  under  Section 15 of
                              the Securities Exchange Act of 1934 (the "Act").

                  (b) [  ]    Bank as defined in Section 3(a)(6) of the Act.

                  (c) [  ]    Insurance  Company as defined in Section  3(a)(19)
                              of the Act.

                  (d) [  ]    Investment  Company  registered under Section 8 of
                              the Investment Company Act of 1940.

                  (e) [  ]    Investment Adviser registered under Section 203 of
                              the Investment Advisers Act of 1940.

                  (f) [  ]    Employee  Benefit  Plan,  Pension  Fund  which  is
                              subject  to  the   provisions   of  the   Employee
                              Retirement   Income   Security   Act  of  1974  or
                              Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the
                              Act.

                  (g) [  ]    Parent Holding  Company,  in accordance  with Rule
                              13d-1(b)(ii)(G) of the Act.

                  (h) [  ]    Group, in accordance with Rule  13d-1(b)(1)(ii)(H)
                              of the Act.

                  Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).


                                Page 3 of 5 pages




ITEM 4.           Ownership.

                  (a) Amount Beneficially Owned: ABS is the record and beneficial owner of 1,192,144 shares of Common Stock as of December 31, 1996.

                  (b) Percent of Class: 9.2%. The foregoing percentage is calculated based on the 12,995,600 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of GeneMedicine, Inc. for the quarter ended September 30, 1996.

                  (c)      Number of shares as to which such person has:

                            (i)     sole  power to vote or to  direct  the vote:
                                    1,192,144 shares.

                            (ii)    shared  power to vote or to direct the vote:
                                    0 shares.

                            (iii) sole power to dispose or to direct the disposition of: 1,192,144 shares.

                            (iv) shared power to dispose or to direct the disposition of: 0 shares.

ITEM 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

ITEM 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person.

                  Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

ITEM 8.           Identification and Classification of Members of the Group.

                  Not applicable

ITEM 9.           Notice of Dissolution of Group.

                  Not applicable.

ITEM 10.          Certification.

                  Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).

                                Page 4 of 5 pages



                                    SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   February 4, 1997


ABINGWORTH BIOVENTURES SICAV

By:  /s/ Karl U. SANNE
   -------------------------
   Name: Karl U. SANNE

Title:  Director


By:  /s/ Fernand HEIM
   -------------------------
   Name: Fernand HEIM

Title:  Mandatory

                                Page 5 of 5 Pages